UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 17)*

Cobalis Corp.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
19074Y 20 5

(CUSIP Number)
Chaslav Radovich, 2445 McCabe Way, Suite 150, Irvine, CA 92614
(949) 757-0001

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 30,  2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 19074Y 20 5

	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Ernest Armstrong

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) PF

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	6.	Citizenship or Place of Organization U.S.

Number of	7. U	Sole Voting Power 181,955
Shares
Beneficially	8.	Shared Voting Power 1,652,441
Owned by
Each	9. U	Sole Dispositive Power 181,955
Reporting
Person	10.	Shared Dispositive Power 1,652,441
With

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,834,396

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	13.	Percent of Class Represented by Amount in Row (11) 6.9%

	14.	Type of Reporting Person (See Instructions)
IN

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Item 1. Security and Issuer

This statement relates to shares of the common stock, $.001 par value of Cobalis Corp., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2445 McCabe Way, Suite 150, Irvine, CA 92614.

Item 2. Identity and Background

(a)	Name:	Ernest Armstrong
(b)	Business Address:	2445 McCabe Way, Suite 150, Irvine, CA 92614
(c)	Present Principal Occupation:	Vice President of the Issuer.
(d)	Disclosure of Criminal Proceedings:	none
(e)	Disclosure of Civil Proceedings:	none
(f)	Citizenship:	U.S.

Item 3. Source and Amount of Funds or Other Consideration

Ernest Armstrong, an officer and director of the Issuer, purchased 400 shares of the Issuer’s shares on November30, 2005, using his personal funds, bringing his total personal direct ownership to 181,955 and 3,354 shares jointly with his spouse, and having control of 1,649,087 shares as managing member and majority owner of Gene Pharmaceuticals, LLC. Of that purchase, 200 shares were purchased for $1.47 per share and 200 shares were purchased for $1.45 per share.

Item 4. Purpose of Transaction

On November 30, 2005, Mr. Armstrong purchased 400 shares of the Issuer’s shares to express his personal commitment to the Issuer.

Item 5. Interest in Securities of the Issuer

Mr. Armstrong beneficially owns a total of 1,834,396 shares or 6.9% of the Issuer’s common stock as follows:

(a) Ernest Armstrong, an officer and director of the Issuer, owns 181,955 shares individually, which comprises 0.7% of the Issuer’s outstanding common stock, 3,354 shares of the Issuer's common stock jointly with his spouse, which comprises less than 0.01% of the Issuer's outstanding common stock, and 1,649,087 shares as managing member of Gene Pharmaceuticals, LLC. Gene Pharmaceuticals, LLC directly owns 1,649,087 shares of the Issuer’s common stock which comprises 6.5% of the Issuer’s total issued and outstanding shares.

(b) Ernest Armstrong has sole voting and dispostive power as to the 181,955 shares he owns individually, shared voting and dispositive power as to the 3,354 shares owned with Ms. Armstrong, and sole voting and dispositive power as to the 1,649,087 shares which he controls as managing member and majority owner of Gene Pharmaceuticals, LLC.

(c) On November30, 2005, Mr. Armstrong purchased 400 shares of the Issuer’s shares using his personal funds; 200 shares were purchased at $1.45 per share and 200 shares were purchased at $1.47 per share.

(d) Not Applicable

(e) Not Applicable

Item 6. Contacts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 09, 2005	By:	/s/ Ernest Armstrong
Ernest Armstrong

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

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